March 13, 2020

Judith F. Marks
President and Chief Executive Officer
Otis Worldwide Corporation
One Carrier Place
Farmington, CT 06032

       Re: Otis Worldwide Corporation
           Registration Statement on Form 10
           Filed February 7, 2020
           File No. 001-39221

Dear Ms. Marks:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance